CanAlaska Uranium Ltd.

Condensed Interim Consolidated Financial Statements
Second Quarter - October 31, 2012
(Unaudited)
(Expressed in Canadian dollars, except where indicated)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, if an auditor has not performed a review of the condensed interim consolidated financial statements required to be filed, they must be accompanied by a notice indicating that the condensed interim consolidated financial statements have not been reviewed by an auditor.

The accompanying condensed interim consolidated financial statements have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim consolidated financial statements by an entity’s auditor.

CanAlaska Uranium Ltd. Condensed Interim Consolidated Statements of Financial Position (Unaudited) (Expressed in Canadian dollars except where indicated)

	October 31 2012 $000’s	April 30 2012 $000’s
Assets
Current assets
Cash and cash equivalents (note 4)	1,741	4,394
Trade and other receivables	98	243
Available-for-sale securities (note 5)	138	223
Total current assets	1,977	4,860

Non-current assets
Reclamation bonds	203	345
Property and equipment (note 6)	447	504
Mineral property interests (note 7)	1,288	1,356
Total assets	3,915	7,065

Liabilities
Current liabilities
Trade and other payables	200	1,792

Equity
Common shares (note 8)	73,205	73,210
Equity reserve (note 8)	10,545	10,506
Investment revaluation reserve	(31)	53
Deficit	(80,004)	(78,496)
	3,715	5,273
	3,915	7,065

Going Concern (note 2)
Commitments (note 11)

Approved by the Audit Committee of the Board of Directors

“Peter Dasler”	“Jean Luc Roy”

Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd. Condensed Interim Consolidated Statements of Financial Position (Unaudited) (Expressed in Canadian dollars except where indicated)

	Three months ended October 31 2012	Three months ended October 31 2011	Six months ended October 31 2012	Six months ended October 31 2011
	($000's)	($000's)	($000's)	($000's)

EXPLORATION COSTS
Mineral property expenditures net of reimbursements	186	396	510	1,619
Write-down on reclamation bonds	-	-	110	-
Mineral property write-offs	48	-	83	-
Equipment rental income	1	-	(3)	-
	235	396	700	1,619
OTHER EXPENSES (INCOME)
Consulting, labour and professional fees	248	271	569	558
Depreciation and amortization (note 6)	28	34	55	68
Gain on disposal of property and equipment	(2)	(6)	(2)	(6)
Foreign exchange (gain) loss	-	7	-	(5)
Insurance, licenses and filing fees	31	54	51	76
Interest income	(7)	(28)	(16)	(78)
Other corporate costs	15	40	35	71
Investor relations and presentations	2	45	30	70
Rent	36	36	70	71
Share-based payments (note 9)	23	2	39	33
Travel and accommodation	2	30	13	35
Management fees	(9)	18	(36)	(33)
Premium on flow-through shares (note 8)	-	(134)	-	(134)
	367	369	808	726

Loss for the period	(602)	(765)	(1,508)	(2,345)

Other comprehensive loss
Unrealized loss on available-for-sale securities	8	115	84	239
Total comprehensive loss for the period	(610)	(880)	(1,592)	(2,584)

Basic and diluted loss per share ($ per share)	(0.03)	(0.04)	(0.07)	(0.12)

Basic and diluted weighted average common shares outstanding (000's)	22,058	20,253	22,058	20,192

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Condensed Interim Consolidated Statements of Changes in Equity
For the six months ended October 31, 2012 and 2011
 (Unaudited)
(Expressed in Canadian dollars except where indicated)

				Investment Revaluation Reserve $000’s	Accumulated Deficit $000’s	Total Equity $000’s

			Equity Reserve $000’s
	Common Shares
	Shares 000’s	Amount $000’s
Balance-May 1, 2011	19,830	72,108	10,170	267	(71,627)	10,918
Issued on private placement for cash	418	338	-	-	-	338
Issued to acquire mineral property interest	5	3	-	-	-	3
Share-based payments	-	-	38	-	-	38
Unrealized loss on available-for-sale securities	-	-	-	(239)	-	(239)
Loss for the period	-	-	-	-	(2,345)	(2,345)
Balance-October 31, 2011	20,253	72,449	10,208	28	(73,972)	8,713

Balance-May 1, 2012	22,058	73,210	10,506	53	(78,496)	5,273
Share issuance costs	-	(5)	-	-	-	(5)
Share-based payments	-	-	39	-	-	39
Unrealized loss on available-for-sale securities	-	-	-	(84)	-	(84)
Loss for the period	-	-	-	-	(1,508)	(1,508)
Balance-October 31, 2012	22,058	73,205	10,545	(31)	(80,004)	3,715

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd. Condensed Interim Consolidated Statements of Cash Flows (Unaudited) (Expressed in Canadian dollars except where indicated)

	Six months ended October 31 2012	Six months ended October 31 2011
	$000’s	$000’s
Cash flows from operating activities
Loss for the period	(1,508)	(2,345)
Items not affecting cash
Gain on disposal of property and equipment	(2)	(6)
Depreciation and amortization (note 6)	55	68
Premium on flow-through shares (note 8)	-	(134)
Mineral property write-offs	83	-
Write-down on reclamation bonds	110	-
Share-based payments (note 9)	39	33
	(1,223)	(2,384)
Change in non-cash operating working capital
Decrease (increase) in trade and other receivables	145	232
(Decrease) increase in trade and other payables	(1,633)	(1,706)
	(2,711)	(3,858)
Cash flows from financing activities
Issuance of common shares (net of share issue costs)	(5)	469
	(5)	469
Cash flows from investing activities
Additions to mineral property interests	(16)	-
Acquisition of property and equipment	-	(3)
Proceeds from sale of property and equipment	4	14
Option payments received	75	-
	63	11

Decrease in cash and cash equivalents	(2,653)	(3,378)

Cash and cash equivalents - beginning of period (note 4)	4,394	9,642

Cash and cash equivalents - end of period (note 4)	1,741	6,264

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

1	Nature of Operations

CanAlaska Uranium Ltd. (the “Company” or “CanAlaska”) and its subsidiaries for the past 7 years have been principally engaged in the exploration of uranium properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage. From time to time, the Company evaluates new properties and directs exploration on these properties based on the Board of Director’s evaluation of financial and market considerations at the time. On June 21, 2011, the Company’s shares commenced trading on the Toronto Stock Exchange under the symbol “CVV” and ceased trading on the TSX Venture Exchange. The Company’s shares are also quoted on the Over-The-Counter Bulletin Board (“OTCBB”) in the United States under the symbol “CVVUF” and the Frankfurt Stock Exchange under the symbol “DH7N”. The Company’s registered office is located at 625 Howe Street, Suite 1020, Vancouver, British Columbia, V6C 2T6, Canada.

2	Going Concern

These condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements do not include any adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classification that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from disposition of the mineral properties. Due to increasingly difficult market conditions facing junior uranium exploration companies there is no assurance that the Company will be successful in raising additional financing. The amounts shown as mineral property costs represent net acquisition costs incurred to date and do not necessarily represent current or future values of the mineral properties.

At October 31, 2012, the Company had cash and cash equivalents of $1.7 million (April 30, 2012: $ 4.4 million) (note 4) and working capital of $1.8 million (April 30, 2012: $3.1 million). The Company has a deficit of $80 million at October 31, 2012 and incurred a loss of $1.5 million during the six months ended October 31, 2012. Management believes that the cash on hand at October 31, 2012 is sufficient to meet corporate, administrative and selected exploration activities for the coming twelve months. Should management be unsuccessful in its forthcoming exploration programs it may either need to dilute its ownership in its properties or secure additional financing to continue to advance the development of its exploration projects. The above factors cast substantial doubt regarding the Company’s ability to continue as a going concern.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

3	Basis of Consolidation and Presentation

a)        Statement of Compliance

These condensed interim consolidated financial statements of the Company, including comparatives, have been prepared in accordance with International Financial Reporting Standards 34 Interim Financial Reporting (“IAS 34”) using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Boards (“IASB”). These condensed interim consolidated financial statements have been prepared on the basis of and using accounting policies, methods of computation and presentation consistent with those applied in the Company’s April 30, 2012 consolidated annual financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on December 11, 2012.

b)        Basis consolidation and preparation

These condensed interim consolidated financial statements are presented in Canadian dollars.  The consolidated financial statements are prepared on the historical cost basis except for certain financial instruments that are measured on the fair value basis.

These condensed interim consolidated financial statements include the accounts of CanAlaska and its wholly-owned subsidiaries including:
•	CanAlaska Resources Ltd. U.S.A., a Nevada company
•	CanAlaska West McArthur Uranium Ltd., a B.C. company
•	Golden Fern Resources Limited, a New Zealand company
•	Poplar Uranium Limited., a B.C. company

Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date on which control ceases. All inter-company transactions, balances, income and expenses have been eliminated on consolidation.

These consolidated financial statements also include the proportionate share of each of the assets, liabilities, revenues and expenses of its interest in CanAlaska Korean Uranium Limited Partnership (“CKULP” or the “Partnership” or the “CKU Partnership”) and CanAlaska Korean Uranium Limited.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

4 Cash and Cash Equivalents

	October 31, 2012 $000’s	April 30, 2012 $000’s
CKU Partnership funds	340	399
Option-in advances	129	329
Cash in bank and other short term deposits	1,272	3,666
Total	1,741	4,394

CKU Partnership funds are held by the Company for expenditure on the properties held by the CKULP.

Option-in advances are advance cash funding by joint venture partners on various exploration properties.

Cash and cash equivalents of the Company are comprised of bank balances and short-term investments, which are convertible to cash, with an original maturity of 90 days or less as follows:

	October 31, 2012 $000’s	April 30, 2012 $000’s
Cash	341	1,544
Cash equivalents	1,400	2,850
Total	1,741	4,394

5	Available-for-Sale Securities

	October 31, 2012		April 30, 2012
	Cost $000’s	Market Value $000’s	Cost $000’s	Market Value $000’s
Pacific North West Capital Corp.	53	51	53	93
Westcan Uranium Corp.	33	17	33	33
Mega Uranium Ltd.	12	7	12	12
Other available-for-sale securities	71	63	71	85
Total	169	138	169	223

The Company reviews the carrying values of its available-for-sale securities, and after considering where the decreases on fair value were significant or prolonged, the Company would recognize an impairment on available-for-sale securities. The Company recognized total impairment on available-for-sale securities of $nil for the three and six months ended October 31, 2012 (three months ended October 31, 2011: $nil; six months ended October 31, 2011: $nil).

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

6	Property and Equipment

	Automotive $000’s	Leasehold improvements $000’s	Mining equipment $000’s	Office equipment $000’s	Total $000’s
Cost
At May 1, 2011	111	270	1,007	494	1,882
Additions	-	-	39	7	43
Disposals	(29)	-	(19)	-	(48)
At April 30, 2012	82	270	1,024	501	1,877
Additions	-	-	-	-	-
Disposals	-	-	(2)	(4)	(6)
At October 31, 2012	82	270	1,022	497	1,871

Accumulated Depreciation and Amortization
At May 1, 2011	(84)	(84)	(750)	(348)	(1,266)
Depreciation and amortization	(4)	(21)	(79)	(32)	(136)
Disposals	21	-	8	-	29
At April 30, 2012	(67)	(105)	(821)	(380)	(1,373)
Depreciation and amortization	(2)	(10)	(31)	(12)	(55)
Disposals	-	-	2	2	4
At October 31, 2012	(69)	(115)	(850)	(390)	(1,424)

Carrying Value
At April 30, 2012	15	165	203	121	504
At October 31, 2012	13	155	172	107	447

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7 Mineral Property Interests

The Company holds approximately 867,000 hectares of mining claims in the Athabasca Basin located across the provinces of Alberta, Saskatchewan, and Manitoba in Canada. The holdings are comprised of 17 projects which are in various stages of exploration and discovery.

The Company also holds mining claims in New Zealand, Alaska, and British Columbia.

Details of acquisition costs and write-offs for the twelve and six months ended April 30, 2012 and October 31, 2012 are as follows:

Project ($000’s)	May 1, 2011	Additions/ write-offs	April 31, 2012	Additions/ write-offs	October 31, 2012
Athabasca Basin
Cree East (a)	-	-	-	-	-
West McArthur (b)	65	-	65	-	65
Fond du Lac	120	-	120	-	120
Grease River	133	-	133	-	133
Cree West (c)	48	-	48	(48)	-
Key Lake	24	-	24	-	24
NW Manitoba	16	-	16	-	16
Poplar	166	-	166	-	166
Black Lake	147	(147)	-	-	-
Helmer	107	-	107	-	107
Lake Athabasca	118	-	118	-	118
Alberta	11	-	11	-	11
Hodgson	109		109	-	109
Arnold (d)	35	-	35	(35)	-
Collins Bay	-	-	-	-	-
McTavish	74		74	-	74
Carswell	173	-	173	-	173
Ruttan (e)	-	-	-	15	15
Other	53	-	53	-	53
New Zealand
Rise and Shine, NZ	301	(301)	-	-	-
Reefton, NZ (f)	24	-	24	-	24
Other
Other Projects, Various (g)	73	7	80	-	80
Total	1,797	(441)	1,356	(68)	1,288

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7 Mineral Property Interests (continued)

	Total
Summary of option payments remaining due in the years ending April 30	Cash $000’s	Spend1 $000’s	Shares
2013	-	1,200	-
2014	-	1,800	-
2015	-	3,000	-
Thereafter	-	6,200	120,000

	Total
Summary of option payments receivable in the years ending April 301	Cash $000’s	Spend1 $000’s	Shares
2013	25	150	-
2014	25	433	-
2015	250	720	300,000

1
Represents cumulative spend required not the spend per fiscal year to maintain certain interest in the Company’s properties.  The cumulative spend is at the Company’s discretion under an option. It may not be the Company’s intention to pay the option, in which case the expenditure will not be incurred.

a)      Cree East, Saskatchewan – Korean Consortium

Cree East consists of approximately 58,000 hectares of mineral claims in the Athabasca. In December 2007, the Company formed the CKU Partnership with the Korean Consortium to develop Cree East. Under the terms of agreements, the Korean Consortium would invest $19.0 million towards the earn-in of a 50% ownership interest in the CKU Partnership over a four year period. As of October 31, 2012, the Korean Consortium has contributed $19.0 million (April 30, 2012: $19.0 million) and held a 50% interest (April 30, 2012: 50%) in the CKU Partnership. The Company acts as the operator for the exploration project and earns a management fee of 10% of the exploration expenditures incurred.

b)      West McArthur, Saskatchewan - Mitsubishi

West McArthur consists of approximately 36,000 hectares of mineral claims in the Athabasca. In April 2007, the Company optioned the claims to Mitsubishi Development Pty Ltd. (“Mitsubishi”) whereby Mitsubishi could exercise an option to earn a 50% interest in the property by funding expenditures of $10.0 million and by making a $1.0 million payment upon completion of the $10.0 million funding requirement. In February 2010, Mitsubishi exercised their option with a payment to the Company of $1.0 million and an unincorporated 50/50 joint venture was formed between the parties to pursue further exploration and development of the property. The Company acts as project operator and earns a fee (between 5% and 10%) based on the expenditures incurred.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7      Athabasca Mineral Property Interests (continued)

c)     Cree West, Saskatchewan

In the six months ended October 31, 2012, the Company recognized an impairment on its Cree West claim of $48,000 as it did not renew its permits on this property.

d)      Arnold, Saskatchewan

In the six months ended October 31, 2012, the Company recognized an impairment on its Arnold claim of $35,000 as it did not renew its permits on this property.

e)      Ruttan, Manitoba

Ruttan consists of approximately 1,000 hectares and is adjacent to and northeast of the past-producing Ruttan Copper Mine located near Leaf Rapids in northern Manitoba.

f)      Reefton – New Zealand

In September 2012, Atlantic Industrial Minerals Inc. (“Atlantic”) entered into an option agreement to acquire 100% interest in the Reefton project, in South Island, New Zealand by paying $300,000 in staged payments, issuing 300,000 shares of Altantic to the Company and reimbursing the Company for the annual permit fees for the property from 2012 to 2015 which are approximately $50,000 per year and drilling 1,500 metres by December 31, 2014. The Company also retained a 2% NSR. In September 2012 and October 2012, the Company received $50,000 from Atlantic for the 2012/2013 annual permit fee as part of an operating agreement.

This road accessible property, encompassing approximately 14,060 hectares, is located in the historic Reefton gold fields, off New Zealand State Highway 7, with the property extending from approximately 3 km to 20 km southwest of the town of Reefton, South Island, New Zealand, and is currently in good standing under Mineral Exploration licence #40677.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

7      Athabasca Mineral Property Interests (continued)

g)     Other Projects – BC Copper, British Columbia

•
BC Copper is comprised of approximately 25,000 hectares located in south central British Columbia. In November 2011, the Company optioned the claims to Tyrone Docherty and subsequently amended the agreement in February 2012 whereby certain acquired claims were included and excluded in the option as well as a reduction in the required exploration expenditure. Tyrone Docherty may earn a 50% interest in the property by making payments of $30,000 (received) and making exploration expenditures of $250,000 before July 2014.

•
In March 2012, the Company optioned additional claims comprising approximately 9,000 hectares in south central British Columbia to Tyrone Docherty.  Tyrone Docherty may earn a 50% interest in the property by making exploration expenditures of $470,000 by July 2014. In May 2012 the company amended the agreement and reduced the property holdings to the Big Creek property, where a third party, Discovery Ventures Ltd and Docherty will earn 50% interest for the expenditure of $75,000 (spent) in summer 2012, a further $87,500 of exploration expenditure by July 1 2013, and a further $87,500 of exploration expenditure by July 1 2014.

8 Share Capital

The Company has authorized capital consisting of an unlimited amount of common shares without par value.

Share Issuances

a)
In March 2012, the Company issued 283,000 common shares for gross proceeds of $121,690. A finder’s fee of $4,867 in cash and 11,320 warrants were issued in connection with the financing. Each finder’s warrant entitles the holder to purchase on additional common share for a period of eighteen months from the closing date, at a price of $0.55 per warrant share.  The share purchase warrants issued as part of this placement have been recorded at a fair value of $1,825 using the Black Scholes model.

In March 2012, the Company issued 1,522,000 flow-through common shares for gross proceeds of $776,220.  A finder’s fee of $31,049 in cash and 60,880 warrants were issued in connection with the financing. $68,490 was allocated to premium as the market value on the date of close was less than the offering price associated with this offering. Each finder’s warrant entitles the holder to purchase one additional common share for a period of eighteen months from the closing date at a price of $0.55 per warrant share. The share purchase warrants issued as part of this placement have been recorded at a fair value of $9,816 using the Black Scholes model.

In May 2011, the Company issued 418,141 flow-through common shares for gross proceeds of $472,500.
$133,805 was allocated to the flow-through share premium as the market value on the date of close was less than the offering price associated with this offering.

b)	In July 2011, the Company issued 5,000 common shares under the option agreement for the Black Lake project.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

9	Stock Options and Warrants

The Company has a stock option plan that permits the granting of stock options to directors, officers, key employees and consultants. Terms and pricing of options are determined by management at the date of grant. A total of 4,400,000 common shares of the Company may be allotted and reserved for issuance under the stock option plan.

	Number of options 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	1,790	1.03
Granted	1,340	0.54
Expired	(191)	1.00
Forfeited	(15)	1.00
Outstanding – April 30, 2012	2,924	0.81
Granted	270	0.29
Expired	(130)	1.08
Forfeited	(5)	1.56
Outstanding – October 31, 2012	3,059	0.76

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

9	Stock Options and Warrants (continued)

As at October 31, 2012, the following stock options were outstanding:

Number of options outstanding 000’s		Number of options exercisable 000’s	Exercise price	Expiry date (Fiscal Year)
	531	531	$1.00 - $1.50	2013
	839	839	$0.54 - $1.56	2014
	1,489	1,489	$0.42 - $1.00	2015
	200	200	$0.25	2018
Total	3,059	3,059

For the three months ended October 31, 2012, total share-based compensation expense was $22,728 (October 31, 2011: $1,582) of which $nil was allocated to specific projects and expensed to mineral property expenditures on the statement of comprehensive loss (October 31, 2011: $198). For the six months ended October 31, 2012, total share-based compensation expense was $38,513 (October 31, 2011: $38,491) of which $nil was allocated to specific projects and expensed to mineral property expenditures on the statement of comprehensive loss (October 31, 2011: $5,753). The remainder was recognized as share-based payments expense in the period.

Warrants

	Number of warrants 000’s	Weighted average exercise price $
Outstanding - May 1, 2011	3,439	2.44
Granted	72	0.55
Expired	(2,200)	2.74
Outstanding – April 30, 2012	1,311	1.83
Outstanding – October 31, 2012	1,311	1.83

At October 31, 2012, the following warrants were outstanding:

Number of warrants Outstanding 000’s		Exercise price $	Expiry date
	1,239	$1.90	December 22, 2012
	72	$0.55	September 21, 2013
Total	1,311

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

9	Stock Options and Warrants (continued)

Option and warrant pricing models require the input of highly subjective assumptions including the expected volatility. Changes in the assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options and warrants. The Company’s expected volatility is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange. The following assumptions were used in the Black-Scholes option pricing model to calculate the compensation expense for the period ended October 31, 2012:

	Warrants	Options
Weighted average fair value	-	$0.13
Forfeiture rate	-	15.4%
Risk-free interest rate	-	1.1% – 1.26%
Expected life	-	2.4 – 2.51 years
Expected volatility	-	78.7% - 85.7%
Expected dividend	-	0%

10    Related Party Transactions

Related parties include the Board of Directors and Officers of the Company and enterprises which are controlled by these individuals.

The remuneration of directors and key management of the Company for the three and six months ended October 31, 2012 and 2011 were as follows.

	Three months ended October 31		Six months ended October 31
($000’s)	2012 $	2011 $	2012 $	2011 $
Employment benefits and directors fees	93	176	319	369
Share-based compensation	12	-	22	27

The directors and key management were awarded the following share options under the employee share option plan during the six months ended October 31, 2012:

Date of grant	Number of options	Exercise price	Expiry
May 9, 2012	60,000	$0.42	April 30, 2015
August 13, 2012	95,000	$0.25	August 13, 2017
October 3, 2012	5,000	$0.25	October 3, 2017

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

11	Commitments

The Company has the following commitments in respect of operating leases for office space, land, or computer equipment:

Fiscal Year Ending	Total $000’s
2013	74
2014	150
2015	150
2016	133
Thereafter	7
Total	514

The Company has outstanding and future commitments under mineral properties option agreements to pay cash and/or issue common shares of the Company (note 7).

12 Management of Capital

The Company considers its capital to consist of common shares, stock options and warrants. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

CanAlaska Uranium Ltd.
Notes to the Condensed Interim Consolidated Financial Statements
For the six month period ended October 31, 2012
(Unaudited)
(Expressed in Canadian dollars except where indicated)

13 Geographic Segmented Information

The Company operates in one segment, the exploration of mineral property interests.

October 31, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	1,908	6	24	1,938
Total Assets	3,873	6	36	3,915
Loss for the Period	1,492	8	8	1,508

April 30, 2012 ($000’s)	Canada	U.S.A.	New Zealand	Total
Non-current Assets	2,174	6	24	2,205
Total Assets	7,009	6	50	7,065
Loss for the Year	6,454	10	405	6,869